EXHIBIT (a)(1)(xxi)

E-mail

To:	Eligible Symmetricom Employees
From:	Bill Dee, Vice President, Controller
Date:	June 2, 2003

Dear Symmetricom Employee:

A revised Personal Option Status Schedule outlining the current options you have eligible for the tender offer to purchase (exchange) stock options will be mailed to you today. This new schedule contains the same information on total outstanding eligible options as the Personal Option Status Schedule originally mailed to you on May 28, 2003 with the tender offer documents.

Please note that the new option status schedule that you will receive has a correction on the number of vested options, which is now updated to include all vesting through May 27, 2003. Please contact either me at 408.428.7952 or Rekha Nandakumar at 408.428.7948 or email at tenderoffer@symmetricom.com if you have any questions.

Sincerely,

Bill Dee

Vice President, Controller